SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on August 23, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 23, 2012	By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES INTENTION TO RESTATE CONSOLIDATED
STATEMENTS OF CASH FLOWS FOR THE FULL YEAR ENDED DECEMBER
31, 2011 AND FOR THE FIRST QUARTER OF 2012

Will not impact Consolidated Statements of Financial Position or Consolidated Statements of Income
or Consolidated Statements of Changes in Equity

YAVNE, Israel – August 23, 2012 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced that the Company intends to restate its consolidated statements of cash flows in its financial statements for the full year ended December 31, 2011 and for the quarter ended March 31, 2012 to reflect the correct classification of the change in the  receivable balance related to the sale by the Company of its holdings in Shamir Salads (2006) Ltd. ("Shamir Salads") as a reconciling item to adjust net cash from operating activities.

On December 16, 2011, the Company signed an agreement to sell its entire 51% ownership interest in Shamir Salads for NIS 12 million to other shareholders of Shamir Salads as a result of settlement of a dispute with those shareholders.  In addition, the Company received NIS 1.5 million in past due management fees as part of the settlement. All conditions precedent for the sale were satisfied by December 26, 2011, and the sale closed on January 1, 2012, at which time the Company received the proceeds of the sale.

In the Company's consolidated statements of cash flows for the year ended December 31, 2011, the Company inadvertently classified the increase in the receivable balance related to this transaction as a reconciling item to reduce net cash from operating activities. Consequently, net cash from investing activities in the consolidated statements of cash flows for the year ended December 31, 2011 inadvertently increased by approximately NIS 13.5 million (US $ 3.5 million) and net cash flow from operating activities was inadvertently decreased by the same amount.  As a result, the Company's consolidated statements of cash flow for the quarter ended March 31, 2012 did not include the proceeds generated from the sale.

As a result of the restatement:
•
net cash from operating activities in the Company's restated consolidated statements of cash flows for the year ended December 31, 2011 will be increased by approximately NIS 13.5 million (US $ 3.5 million) and net cash from investing activities will be reduced by the same amount.

•
net cash flow from investing activities in the Company's restated consolidated statements of cash flows for the quarter ended March 31, 2012 will be increased by approximately NIS 13.5 million (US $ 3.6 million) and net cash from operating activities will be reduced by the same amount.

The abovementioned adjustments will have no impact on the Company's consolidated statements of financial position or its consolidated statements of income or its consolidated statements of changes in equity for the year ended December 31, 2011 or the first quarter ended March 31, 2012.

The Company intends to restate the Company's consolidated financial statements for the full year ended December 31, 2011 and for the first quarter ended March 31, 2012 by August 31, 2012.

The impact of the adjustments on the financial statements of the Company is set forth below:

Consolidated Statements of Cash Flows for the year ended December 31, 2011:

	As presented in Consolidated Statements of Cash Flows for the year ended December 31, 2011	Change	Restated
	NIS in thousands

Profit from continuing operations	14,349	-	14,349
Adjustments to reconcile net profit to net cash from continuing operating activities	7,246	9,327	16,573
Net cash from continuing operating activities	21,595	9,327	30,922
Net cash from discontinued operating activities	1,359	4,173	5,532
Net cash from (used in) discontinued investing activities	10,106	(13,500)	(3,394)

	US Dollars in thousands

Profit from continuing operations	3,756	-	3,756
Adjustments to reconcile net profit to net cash from continuing operating activities	1,898	2,441	4,339
Net cash from continuing operating activities	5,654	2,441	8,095
Net cash from discontinued operating activities	356	1,092	1,448
Net cash from (used in) discontinued investing activities	2,645	(3,533)	(888)

Consolidated Statements of Cash Flows for the quarter ended March 31, 2012:

	As presented in Consolidated Statements Of Cash Flows for the quarter ended March 31, 2012	Change	Restated
	NIS in thousands

Profit from continuing operations	4,828	-	4,828
Adjustments to reconcile net profit to net cash used in continuing operating activities	(6,293)	(13,500)	(19,793)
Net cash used in continuing operating activities	(1,465)	(13,500)	(14,965)
Net cash from discontinued investing activities	-	13,500	13,500

	US Dollars in thousands

Profit from continuing operations	1,298	-	1,298
Adjustments to reconcile net profit to net cash used in continuing operating activities	(1,690)	(3,634)	(5,324)
Net cash used in continuing operating activities	(392)	(3,634)	(4,026)
Net cash from discontinued investing activities	-	3,634	3,634

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars of the numbers for the year ended December 31, 2011 was made at the rate of exchange prevailing on December 31, 2011, U.S. $1.00 equals NIS 3.821.

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars the numbers for the quarter ended March 31, 2012 was made at the rate of exchange prevailing on March 31, 2012, U.S. $1.00 equals NIS 3.715.

The translations were made solely for the convenience of the reader.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to anticipate changes in consumer preferences, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.